UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 30, 2020.

TRANSLATION

Buenos Aires, November 30, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. informs the acquisition of its own shares in the market (articles 64 and related articles of the Capital Markets Law N°26.831) for the granting of share compensation plans.

Dear Sirs,

We refer to our previous communications dated November 10, 2020 and November 20,2020 on the subject of reference.    In that sense, we hereby inform that during the period from November 21, 2020 to November 27, 2020, YPF S.A. (the “Company”) acquired:

i)

A total of 75,674 of its ordinary Class D shares, with a nominal value of Ps.10 (ten pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BASE”), at an average price of Ps. 798,784839 per share, for a total amount of Ps. 58,050,889.39.

ii)	A total of 242,235 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of US$ 5.410047 per ADS, for a total amount of US$1,310,502.74.

Below, we report the detail of the daily purchases of ADS and Class D shares, respectively, which comprise the aforementioned amount:

Finally, we hereby inform that, after the operations were carried out (which include commissions and expenses), the totality of the reserve approved by the Shareholders’ Meeting was used, in the amount of Ps.550,000,000. Therefore, the Company has concluded the process of acquiring its own shares which was approved by the Board of Directors, as duly informed.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 30, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer